InterOil provides update at Annual Meeting

SINGAPORE and PORT MORESBY, Papua New Guinea, June 24, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC; POMSoX:IOC) is pleased to announce that the Chairman's remarks as prepared for the Annual Meeting, the Chief Executive Officer's presentation and accompanying presentation notes giving an update on current operations have been posted on InterOil's website at www.InterOil.com.

The Chief Executive Officer's presentation will be used in upcoming investor meetings in North America and the United Kingdom.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts

Singapore
Don Spector, Chief Financial Officer	David Wu, Vice President, Investor Relations
Don.Spector@InterOil.com	David.Wu@InterOil.com
Phone: +65-6507-0222	Phone: +65-6507-0222

The United States of America
Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts

Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst, Cannings jhurst@cannings.net.au Phone: +61 418 708 663